UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

92531L207

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Specialty Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		224,331
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

224,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,331[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

PN

1 Represents 218,245 shares of Class A Common Stock and 6,086 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

2

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		742,838
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

742,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

742,838[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2 Represents 727,470 shares of Class A Common Stock and 15,368 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

3

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,367,077
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,367,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,367,077[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

3 Represents 2,306,552 shares of Class A Common Stock and 60,525 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

4

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,591,408
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,591,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,591,408[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

4 Represents 2,524,797 shares of Class A Common Stock and 66,611 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

5

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		742,838
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

742,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

742,838[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

OO

5 Represents 727,470 shares of Class A Common Stock and 15,368 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

6

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,218,411
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,218,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,218,411[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%
14	TYPE OF REPORTING PERSON

IA

~~6~~ Represents 5,092,273 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

7

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,218,411
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,218,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,218,411[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%
14	TYPE OF REPORTING PERSON

OO

7 Represents 5,092,273 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

8

CUSIP NO. 92531L207

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,218,411
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,218,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,218,411[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%
14	TYPE OF REPORTING PERSON

IN

8 Represents 5,092,273 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of warrants. The warrants are exercisable by the reporting person at any time prior to expiration on July 15, 2023.

9

CUSIP NO. 92531L207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.01 (the “Shares”), of Verso Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8450 Gander Creek Drive, Miamisburg, Ohio 45342.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Mudrick Distressed Opportunity Specialty Fund, L.P., a Delaware limited partnership (“Specialty LP”), with respect to the Shares it beneficially owns directly;
(ii)	Mudrick Distressed Opportunity Drawdown Fund, L.P., a Delaware limited partnership (“Drawdown LP”), with respect to the Shares it beneficially owns directly;
(iii)	Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Global LP”), with respect to the Shares it beneficially owns directly;
(iv)	Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Specialty LP and Global LP;
(v)	Mudrick Distressed Opportunity Drawdown Fund GP, LLC, a Delaware limited liability company (“Drawdown GP”), as the general partner of Drawdown LP;
(vi)	Mudrick Capital Management, L.P., a Delaware limited partnership (“MCM”), as investment manager to Specialty LP, Drawdown LP, Global LP and certain managed accounts;
(vii)	Mudrick Capital Management, LLC, a Delaware limited liability company (the “MCM GP”), as the general partner of MCM; and
(viii)	Jason Mudrick, as the sole member of Mudrick GP, Drawdown GP and MCM GP.

                Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal business office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

10

CUSIP NO. 92531L207

(c)          The principal business of Specialty LP, Drawdown LP, Global LP is investing in securities. The principal business of Mudrick GP is acting as the general partner of Specialty LP and Global LP. The principal business of Drawdown GP is acting as the general partner of Drawdown LP. The principal business of MCM is acting as the investment manager to Specialty LP, Drawdown LP, Global LP and certain separately managed accounts. The principal business of MCM GP is acting as the general partner of MCM. The principal occupation of Mr. Mudrick is serving as the sole member of the Mudrick GP, Drawdown GP and MCM GP.

(d)          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mudrick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 hereof, in connection with the Issuer’s emergence from bankruptcy on July 15, 2016 (the “Effective Date”), Specialty LP received 89,160 Shares and 6,086 warrants to purchase Shares in exchange for certain debt that it had owned pre-bankruptcy. Drawdown LP received 148,340 Shares and 15,368 warrants to purchase Shares in exchange for certain debt that it had owned pre-bankruptcy. Global LP received 1,060,215 Shares and 60,525 warrants to purchase Shares in exchange for certain debt that it had owned pre-bankruptcy. Certain managed accounts to which MCM acts as investment manager received 630,153 Shares and 44,159 warrants to purchase Shares in exchange for certain debt that they owned pre-bankruptcy.

Specialty LP has purchased 129,085 Shares with working capital in open market purchases. The aggregate purchase price of the 129,085 Shares purchased in the open market by Specialty LP is approximately $628,954, excluding brokerage commissions.

Drawdown LP has purchased 579,130 Shares with working capital in open market purchases. The aggregate purchase price of the 579,130 Shares purchased in the open market by Drawdown LP is approximately $3,174,573, excluding brokerage commissions.

Global LP has purchased 1,246,337 Shares with working capital in open market purchases. The aggregate purchase price of the 1,246,337 Shares purchased in the open market by Global LP is approximately $5,939,225, excluding brokerage commissions.

MCM has purchased 1,209,853 Shares on behalf of certain managed accounts with working capital in open market purchases. The aggregate purchase price of the 1,209,853 Shares purchased in the open market by MCM on behalf of certain managed accounts is approximately $6,173,465, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Other than with respect to the Shares and warrants that were issued to certain of the Reporting Persons as holders of debt when the Issuer emerged from bankruptcy, which is further discussed in Items 3 and 6 hereof, the Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

11

CUSIP NO. 92531L207

The Reporting Persons are deeply frustrated with the Board’s inaction to address the Issuer’s rapidly deteriorating financial position. The Reporting Persons have expressed these frustrations to the Board and intend to continue its dialogue with the Board to help enact a strategic plan that will return value to stockholders, including a potential sale of the Stevens Point and Androscoggin mills. If the Board does not engage with the Reporting Persons in good faith, the Reporting Persons intend to pursue all other avenues to protect its investment.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,086,201 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

A.	Specialty LP
(a)	As of the close of business on September 18, 2017, Specialty LP directly beneficially owns 224,331 Shares, including 6,086 Shares that are issuable upon exercise of warrants.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 224,331 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 224,331 (including warrants)

(c)	Specialty LP has not entered into any transactions in the Shares during the past 60 days.
12

CUSIP NO. 92531L207

B.	Drawdown LP
(a)	As of the close of business on September 18, 2017, Drawdown LP directly beneficially owns 742,838 Shares, including 15,368 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 742,838 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 742,838 (including warrants)

(c)	Drawdown LP has not entered into any transactions in the Shares during the past 60 days.
C.	Global LP
(a)	As of the close of business on September 18, 2017, Global LP directly beneficially owns 2,367,077 Shares, including 60,525 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,367,077 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,367,077 (including warrants)

(c)	Global LP has not entered into any transactions in the Shares during the past 60 days.
D.	Mudrick GP
(a)	As the general partner of Specialty LP and Global LP, Mudrick GP may be deemed to beneficially own 2,591,408 Shares that are beneficially owned directly by Specialty LP and Global LP, including 66,611 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,591,408 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,591,408 (including warrants)

(c)	Mudrick GP has not entered into any transactions in the Shares during the past 60 days.
13

CUSIP NO. 92531L207

E.	Drawdown GP
(a)	As the general partner of Drawdown LP, Drawdown GP may be deemed to beneficially own 742,838 Shares that are beneficially owned directly by Drawdown LP, including 15,368 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 742,838 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 742,838 (including warrants)

(c)	Drawdown GP has not entered into any transactions in the Shares during the past 60 days.
F.	MCM
(a)	As the investment manager to each of Specialty LP, Drawdown LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 5,218,411 Shares, including 126,138 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,218,411 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,218,411 (including warrants)

(c)	MCM has not entered into any transactions in the Shares during the past 60 days.
G.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 5,218,411 Shares beneficially owned by MCM, including 126,138 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,218,411 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,218,411 (including warrants)

(c)	MCM GP has not entered into any transactions in the Shares during the past 60 days.
14

CUSIP NO. 92531L207

H.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 5,218,411 Shares beneficially owned by MCM, including 126,138 Shares that are issuable upon exercise of warrants.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,218,411 (including warrants)
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,218,411 (including warrants)

(c)	Mr. Mudrick has not entered into any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted in Item 3 above, in connection with the Issuer’s emergence from bankruptcy, certain of the Reporting Persons received 126,138 warrants to purchase Shares in exchange for certain debt that they had owned. The warrants are governed by a warrant agreement by and among the Issuer, Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company N.A., collectively as warrant agent (the “Warrant Agreement”). Each warrant has a seven year term, expiring on July 15, 2023, and has an initial exercise price of $27.86 per Share. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions. In addition, the Warrant Agreement provides for anti-dilution adjustments in the event of below market stock issuances at less than 95% of the average closing price of the Shares for the 10 consecutive trading days immediately prior to the applicable determination date, and for pro rata repurchases of Shares. The description of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, which is incorporated by reference herein as Exhibit 99.1.

On September 18, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Warrant Agreement (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 19, 2016)
99.2	Joint Filing Agreement
15

CUSIP NO. 92531L207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P. By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

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CUSIP NO. 92531L207

MUDRICK CAPITAL MANAGEMENT, L.P. By: Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

17